Brookfield Renewable Partners L.P.

Q1 2021 INTERIM REPORT

Brookfield

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 20,600 megawatts ("MW") of capacity and annualized long-term average ("LTA") generation of approximately 59,800 gigawatt hours ("GWh"), in addition to a development pipeline of over 27,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at March 31, 2021:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	31	141	3,168	13,503	2,543
Canada	18	29	1,098	3,656	1,261
	49	170	4,266	17,159	3,804
Colombia	7	8	2,772	14,755	3,703
Brazil	27	44	946	4,924	—
	83	222	7,984	36,838	7,507
Wind
North America
United States(3)(4)	—	30	2,920	8,674	—
Canada	—	4	483	1,437	—
	—	34	3,403	10,111	—
Europe(5)	—	57	1,264	2,940	—
Brazil	—	19	457	1,950	—
Asia	—	9	660	1,650	—
	—	119	5,784	16,651	—

Solar - utility(6)	—	84	2,177	4,606	—

Energy transition
Distributed generation(7)	—	5,517	1,301	1,751	—
Storage & other(8)	2	10	3,392	—	5,240
	2	5,527	4,693	1,751	5,240
	85	5,952	20,638	59,846	12,747
(1)LTA is calculated based on our portfolio as at March 31, 2021, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes four wind facilities (391 MW) in the United States that have been presented as Assets held for sale.
(4)Includes a battery storage facility in North America (10 MW).
(5)Includes 14 wind facilities (263 MW) in Europe that have been presented as Assets held for sale.
(6)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
(7)Includes nine fuel cell facilities in North America (10 MW).
(8)Includes pumped storage in North America (600 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and one cogeneration plant in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2021 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,376	3,681	3,567	4,131	14,755
Brazil	1,215	1,228	1,241	1,240	4,924
	9,226	9,891	8,206	9,515	36,838
Wind
North America
United States(2)	2,236	2,442	1,882	2,114	8,674
Canada	400	345	273	419	1,437
	2,636	2,787	2,155	2,533	10,111
Europe(3)	887	641	570	842	2,940
Brazil	371	494	606	479	1,950
Asia	368	439	454	389	1,650
	4,262	4,361	3,785	4,243	16,651

Solar - utility(4)	966	1,337	1,400	893	4,596

Energy transition	346	544	530	341	1,761

Total	14,800	16,133	13,921	14,992	59,846
(1)LTA is calculated on a consolidated basis, including equity-accounted investments, and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes four wind facilities (391 MW) in the United States that have been presented as Assets held for sale.
(3)Includes 14 wind facilities (263 MW) in Europe that have been presented as Assets held for sale.
(4)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2021 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	813	887	859	995	3,554
Brazil	988	998	1,009	1,009	4,004
	5,034	5,465	4,311	4,916	19,726
Wind
North America
United States(2)	1,060	1,118	860	1,011	4,049
Canada	376	328	261	394	1,359
	1,436	1,446	1,121	1,405	5,408
Europe(3)	388	289	245	359	1,281
Brazil	126	168	210	165	669
Asia	99	118	121	104	442
	2,049	2,021	1,697	2,033	7,800

Solar - utility(4)	373	620	650	334	1,977

Energy transition	170	268	262	167	867

Total	7,626	8,374	6,920	7,450	30,370
(1)LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.
(2)Includes four wind facilities (391 MW) in the United States that have been presented as Assets held for sale.
(3)Includes 14 wind facilities (263 MW) in Europe that have been presented as Assets held for sale.
(4)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

Our business performed well in the quarter. We continue to be focused on acquiring quality assets for value, enhancing cashflows through our operational capabilities, and maintaining a strong balance sheet. All of this with the objective of delivering total returns to our investors of 12% to 15% on a per unit basis over the long term.
The tailwinds for renewables are accelerating as governments and businesses around the world are intensifying their focus on decarbonization. With each passing quarter, governments are committing to greater emissions reduction targets and business leaders are adopting plans to transition their businesses towards net zero. Over the past couple of weeks, the U.S., EU, Canada, and Japan have each announced plans to reduce emissions by approximately half by 2030, while the U.K. announced plans to reduce emissions by almost 80% by 2035. These plans will require significant capital as well as the operating expertise to build and implement sustainable solutions.
As this occurs, growth opportunities are expected to increasingly favor investors who have a global platform and development capabilities. This will position us to participate in the accelerating build out of renewables and our power marketing expertise allows us to provide green power to businesses across all sectors of the economy. Further, due to our size and expertise across all major renewable technologies, we are increasingly seeing attractive large-scale opportunities to help businesses transition existing generation to cleaner forms of electricity production, as utilities and power producers begin a multi-decade decarbonization process. Looking forward, we remain focused on participating in growth from both the continued build out of wind and solar, as well as the increasing demand for decarbonization and energy transition solutions.

Of note, this quarter we:

•Generated FFO of $242 million, or $0.38 per unit, a 21% increase on a normalized per unit basis over the same period in the prior year;
•Progressed approximately 6,000 megawatts through construction and advanced stage permitting, and added nearly 4,500 megawatts to our development pipeline;
•Invested or agreed to invest $1.6 billion (nearly $410 million net to Brookfield Renewable) of equity across a range of transactions, including onshore wind, offshore wind, utility scale solar, and distributed generation, in the United States, Europe, and India;
•Issued a $350 million perpetual green subordinated note issuance at a fixed rate of 4.625%. Our balance sheet remains robust with almost $3.4 billion of available liquidity and no meaningful near-term maturities; and
•Raised over $850 million (approximately $410 million net to Brookfield Renewable) from asset recycling initiatives, including the sale of mature onshore wind portfolios in Ireland and the U.S. at attractive values, returning approximately two times our invested capital.

Update on Growth Initiatives

As the opportunity to invest in renewables and decarbonization expands, we continue to exercise a value-oriented approach to growing our business. We remain disciplined in focusing on opportunities that play to our strengths – where we can invest for value, leverage our operating capabilities to increase cashflow,

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

and deploy incremental capital at attractive returns to grow our businesses over time. Recently, we executed on a number of transactions that highlight this approach.
For the past several years, we monitored the offshore wind sector, while not investing. But as the technology has grown and matured, we have become more comfortable. This quarter we closed our first investment in offshore wind, which includes a pipeline to build 3 gigawatts of capacity supported by an attractive contract structure, over the next several years. Similarly, in India, one of the largest and fastest growing renewable markets globally, we continue to grow our business following our initial investment in 2017. Having grown our capabilities in the region, we now are seeing a steady pipeline of opportunities to incrementally add to our platform at attractive returns.

Recently, we signed or closed the following transactions:

•Shepherds Flat – An 845-megawatt wind farm in Oregon that includes one of the largest repowering opportunities in the world. Once completed we expect total generation to increase by approximately 25%. We are making good progress on the repowering and are also advancing a 400-megawatt new-build development pipeline that was included in the transaction;
•Investment in Polenergia – A scale renewable business in Europe with an interest in a 3 gigawatt offshore wind development pipeline. We believe Polenergia has tremendous growth prospects, and we are well positioned as both a supportive operating partner and capital provider to the business;
•Exelon Distributed Generation (DG) – A distributed generation business, comprising 360 megawatts of operating capacity with an additional over 700 megawatts under development. We now own one of the leading distributed generation businesses in the U.S., with deep operating, development, and origination capabilities, and an almost 2,000-megawatt portfolio that generates high-quality contracted cash flows that are diversified by geography and customer; and
•Indian Solar Project – On the back of a relationship established through our acquisition of a portfolio of loans from a non-bank financial company at the end of 2020, we signed an agreement which gives us the right to acquire a 450 MW shovel ready solar project from one of the largest developers in India. The project is expected to be commissioned by the end of the year and is backed by 25-year power purchase agreements with a high-quality state utility. We expect to invest $70 million ($20 million net to Brookfield Renewable) of equity in the project and are targeting 20%+ returns.

Corporate Contracting

Looking ahead, we believe that the global trend towards decarbonization will continue to accelerate and impact all industries. This will lead to increased adoption of renewable technologies, the electrification of industry and transport, and the conversion of carbon-intensive processes to cleaner methods of production. The dramatic increase in demand for green power has shifted industry dynamics in favor of businesses that can provide differentiated solutions and the ability to meet customers’ large scale 24x7 green power or unique load shaping requirements.
Our diversification across geographies and technologies, including baseload dispatchable hydropower, positions us well to capitalize on this trend. Further, our corporate contracting expertise allows us to acquire and develop projects that are not fully contracted at attractive returns with less competition. We have the ability to utilize our global contracting capabilities to source long-term contracts with high-quality counterparties, both enhancing and de-risking a project’s future revenues and allowing us to generate attractive returns on our capital with strong downside protection. As a result, we are seeing an opportunity to accelerate the build out of our 27,000 MW development pipeline.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Leveraging our deep customer relationships, we dispatch clean energy to over 700 creditworthy customers globally. In the last quarter, we signed 29 agreements for approximately 2,300 GWh of renewable generation with corporate off-takers across all major industries, including many of the largest counterparties by market capitalization in the world.

Some highlights from over the past months include:

•Technology – we are leveraging our global platform and relationships with a number of the leading global technology companies, including signing an agreement to support the development of almost 100 megawatts of solar capacity in the U.S. Northeast;
•Industrials and Manufacturing – we signed agreements to provide green electricity to leading industrial companies and manufacturers, including a tailored solution for a large U.S. manufacturer that bundles a long-term power purchase agreement from a new-build development with a zero-carbon retail agreement;
•Energy – we signed agreements to provide green electricity to several global energy players, including supermajors, as well as with a hydrogen company for their planned industrial-scale green hydrogen production plant – the first of its kind in North America;
•Utilities – we signed power purchase agreements to provide global utilities with carbon free generation, including with a Spanish utility to support the build out of 150 megawatts of solar capacity; and
•Real Estate – we signed an energy agreement with JPMorgan Chase, to supply clean renewable electricity to over 500 of their real estate operations in New York State from our hydroelectric facilities in the state.

Results from Operations

During the first quarter, we generated FFO of $242 million, or $0.38 per unit, reflecting solid performance, as our operations benefited from strong asset availability, growth, and efficiency initiatives. On a normalized basis, our per unit results were up 21% year-over-year.
With an increasingly diversified portfolio of operating assets, limited concentration risk with counterparties, and a long-term contract profile, our cash flows are highly resilient. While generation for the quarter was marginally below the long-term average, driven largely by drier conditions in New York, we expect this variability, and therefore manage our business for the long-term. Further, we are continuously diversifying the business, which increasingly mitigates exposure to any single resource, market, or counterparty and our variability becomes less and less every year.
During the quarter, our hydroelectric segment delivered FFO of $170 million. Across this portfolio, we continue to focus on securing contracts that value the uniqueness of our fleet as a generator of dispatchable clean electricity and ancillary services.
Our wind and solar segments generated a combined $158 million of FFO, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. There was severe winter weather in the quarter, in particular in Texas. The conditions did not have a material impact on our financial results due to our operating and power marketing capabilities which reacted to mitigate risk. We are proud of how our teams performed during these difficult times, keeping our employees safe, and our operations running.
Our energy transition segment generated $33 million of FFO during the quarter as our portfolio continues to grow as we assist commercial and industrial partners achieve their decarbonization goals and provide

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

critical grid-stabilizing ancillary services and back-up capacity required to address the increasing intermittency of greener electricity grids.
Balance Sheet and Liquidity

Our financial position continues to be strong. We have approximately $3.4 billion of available liquidity, our investment grade balance sheet has no meaningful near-term maturities, and approximately 90% of our financings are non-recourse to Brookfield Renewable.
We continued to take advantage of the low interest environment and executed on $3.1 billion of investment grade financings, including $350 million 4.625% fixed rate green perpetual subordinated notes. The notes have the same accounting and rating treatment as our preferred LP units.
We also continue to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers while redeploying the proceeds into higher yielding opportunities. The proceeds from these transactions will be used to fund growth opportunities executed in the quarter, as well as our robust future growth pipeline.
In April, we agreed to sell our remaining 360 megawatts of operating assets and development pipeline in Ireland, and approximately 270 megawatts of ready to build wind assets in Scotland, for an aggregate equity value of approximately $450 million (approximately $250 million proceeds net to Brookfield Renewable). We entered the European renewable market in 2014 with the acquisition of Bord Gáis’ wind portfolio in Ireland. When we acquired this business, it was part of a state-owned utility with approximately 300 megawatts of operating wind capacity. Under our ownership, we grew the business to over 700 MW of total operating assets by building out the development portfolio, and we expanded the development pipeline to approximately 1,000 megawatts. Consistent with our strategy when we enter new markets, we used this investment as a steppingstone to grow our business across Europe, including the acquisition of our development pipeline in Scotland in 2015.
Today, across Europe, we have expanded our capabilities to become a fully integrated platform with extensive corporate contracting, operating and growth capabilities. Following the completion of this sale, we will have more than 300 employees and over 10,000 megawatts of operating and development assets in the region. With this sale, we will have fully exited our initial investment in Ireland, having previously sold 375 megawatts of operating assets. In aggregate, we generated 15% compound annual returns on this investment. These sales, which are subject to customary closing conditions, are expected to close in the second quarter.
We also signed an agreement to sell 390 MW of wind assets primarily in California for a total equity value of approximately $370 million (approximately $160 million proceeds net to Brookfield Renewable), generating returns of approximately two times our invested capital. Under our ownership, the facilities were substantially de-risked by completing our business plan, which included developing several of the assets, establishing long-term revenue certainty, reducing operating and maintenance costs, and optimizing the capital structure. This sale, which is subject to customary closing conditions, is expected to close in the third quarter.

Outlook

Looking ahead, we continue to focus on growing our business and executing on our key operational priorities, including maintaining a robust balance sheet, maintaining access to diverse sources of capital, and surfacing value through enhanced cash flows from our existing portfolio.
We believe that with our scale, track record and global capabilities, we are well situated to partner with governments and businesses to help them achieve their goal of greening the global electricity grids. We believe the prospects for the growth of our business are better than they have ever been, and we look forward to further opportunities to provide capital and solutions to drive decarbonization.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

As always, we remain focused on delivering on our long-term total return targets. On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.

Sincerely,

Connor Teskey
Chief Executive Officer
May 4, 2021

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a proven track record as a publicly-traded operator and investor in the renewable power sector for over 20 years. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 20,600 MW of installed capacity largely across four continents, a development pipeline of approximately 27,000 MW, and annualized long-term average generation on a proportionate basis of approximately 30,400 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.
Helping to accelerate the decarbonization of the electricity girds. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver investment solutions in support of decarbonization and transition. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their goal of greening the global electricity grids.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 85% of our proportionate generation output in 2021 is contracted with high-quality counterparties including public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 7%, and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 13 years and 10 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate, and only 4% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at March 31, 2021 was approximately $3.4 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 operating employees and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities spans over 120 years and includes full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our over 27,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2016, we have deployed over $5 billion in equity as we have invested in, acquired, or commissioned approximately 14,400 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Management’s Discussion and Analysis
For the three months ended March 31, 2021
This Management’s Discussion and Analysis for the three months ended March 31, 2021 is provided as of May 4, 2021. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2021 Highlights	13	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	30
Part 2 – Financial Performance Review on Consolidated Information	15	Consolidated statements of cash flows	31
		Shares and units outstanding	33
		Dividends and distributions	33
Part 3 – Additional Consolidated Financial Information	16	Contractual obligations	34
Summary consolidated statements of financial position	16	Supplemental guarantor financial information	34
Related party transactions	17	Off-statement of financial position arrangements	34
Equity	18
		Part 6 – Selected Quarterly Information	36
Part 4 – Financial Performance Review on Proportionate Information	19	Summary of historical quarterly results	36

Proportionate results for the three months ended March 31	19	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	37
Reconciliation of non-IFRS measures	24
Contract profile	27	Part 8 – Presentation to Stakeholders and Performance Measurement	39

Part 5 – Liquidity and Capital Resources	28	Part 9 – Cautionary Statements	43
Capitalization and available liquidity	28
Borrowings	29

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 1 – Q1 2021 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2021	2020
Operational information
Capacity (MW)	20,638	19,272
Total generation (GWh)
Long-term average generation	14,099	14,151
Actual generation	13,828	14,264

Proportionate generation (GWh)
Long-term average generation	7,602	6,717
Actual generation	7,375	7,164
Average revenue ($ per MWh)	87	76

Selected financial information
Net income (loss) attributable to Unitholders	$(133)	$20
Basic income (loss) per LP unit(1)	(0.24)	0.01
Consolidated Adjusted EBITDA(2)	686	761
Proportionate Adjusted EBITDA(2)	489	391
Funds From Operations(2)	242	217
Funds From Operations per Unit(2)(3)	0.38	0.37
Distribution per LP unit	0.30	0.29
(1)For the three months ended March 31, 2021, average LP units totaled 274.8 million (2020: 268.5 million).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three months ended March 31, 2021 were 645.5 million (2020: 583.7 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2021	December 31, 2020
Liquidity and Capital Resources
Available liquidity	$3,376	$3,270
Debt to capitalization – Corporate	7%	6%
Debt to capitalization – Consolidated	29%	27%
Borrowings non-recourse to Brookfield Renewable	89%	88%
Floating rate debt exposure on a proportionate basis(1)	4%	4%
Corporate borrowings
Average debt term to maturity	13 years	14 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	11 years
Average interest rate	3.9%	4.0%
(1)Excludes 4% (2020: 5%) floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Operations
Funds From Operations of $242 million or $0.38 on a per Unit basis, representing a 3% increase from the same period in the prior year driven by:
•Contributions from growth, predominately from the merger of TerraForm Power;
•Higher realized prices particularly in Canada, Brazil and Colombia on the back of inflation escalation and commercial contracting initiatives;
•Higher margins due to cost reduction initiatives;
•Partially offset by above average generation that benefited the prior year, which was concentrate in high price markets
After deducting depreciation and one-time non-cash charges, net loss attributable to Unitholders for the three months ended March 31, 2021 was $133 million or $0.24 per LP unit.
We continued to focus on extending our contract profile and leveraging our deep customer relationships,
•Signed 29 agreements for approximately 2,300 GWh of annual renewable generation with corporate offtakers globally and across all major industries in the last quarter.
Liquidity and Capital Resources
Maintained ample liquidity and a strong balance sheet:
•Bolstered our liquidity position, with $3.4 billion of total available liquidity and no material debt maturities over the next five years and only 4% of debt is exposed to floating rates
•Capitalized on the low interest rate environment and sourced liquidity from diverse funding levers by executing on approximately $3.1 billion of investment grade financings
◦Secured over $600 million of non-recourse financings during the quarter
◦Extended the maturity of our corporate credit facilities by two years to June 2026, increased the size by $225 million and expanded incentive-based pricing across the entire facility
◦Subsequent to the quarter, issued our inaugural perpetual green subordinated notes for $350 million at a fixed rate of 4.625%
•So far this year, we have signed sales agreements that are expected to generate over $850 million of proceeds ($410 million net to Brookfield Renewable) from capital recycling initiatives including the sale of mature onshore wind portfolios in Ireland and the U.S., returning, in the aggregate approximately two times our invested capital
Growth and Development
Together with our institutional partners, completed the purchases of:
•A distributed generation business comprised of 360 MW of operating assets across nearly 600 sites and over 700 MW of development assets, growing our leading distributed generation business in the United States;
•An 845 MW operating and fully contracted wind portfolio in Oregon, one of the largest onshore wind projects in North America with one of the largest repowering opportunities in the world; and
•A 23% interest in Polenergia, a scale renewable business in Europe with a 3,000 MW offshore wind development pipeline in one of the most attractive markets in the world.
Subsequent to the quarter, we signed an agreement which gives us the right to acquire a 450 MW shovel ready solar project with one of the largest developers in India. The project is expected to be commissioned by the end of the year and is backed by 25-year power purchase agreements with a high-quality state utility. We expect to invest $70 million ($20 million net to Brookfield Renewable) of equity in the project.
During the quarter, we continued to progress our development pipeline
•Commissioned 152 MW of development projects and continued to advance the construction of 2,740 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects. These projects are expected to be commissioned between 2021 and 2023 and generate annualized Funds From Operations of approximately $63 million in the aggregate.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Long-term average generation	14,099	14,151
Actual generation	13,828	14,264
Revenues	$1,020	$1,049
Direct operating costs	(391)	(326)
Management service costs	(81)	(40)
Interest expense	(233)	(239)
Depreciation	(368)	(337)
Income tax recovery (expense)	17	(43)
Net income (loss)	$(55)	$89
	Average FX rates to USD
C$	1.27	1.34
	€0.83	0.91
R$	5.47	4.46
COP	3,553	3,533
Variance Analysis For The Three Months Ended March 31, 2021
Revenues totaling $1,020 million represents a decrease of $29 million over the same period in the prior year as the benefits from higher average realized revenue per MWh due to inflation indexation, re-contracting initiatives and the benefit of higher market prices realized on generation from our wind assets in Texas during the recent winter storm, which contributed $52 million, were more than offset by unfavorable generation as the prior year benefited from above average generation.
Direct operating costs totaling $311 million, excluding the impact of the Texas winter storm, represents a decrease of $15 million over the same period in the prior year. Cost-saving initiatives across our business and recently completed asset sales, were partially offset by additional costs from our recently acquired and commissioned facilities.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $81 million represents an increase of $41 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $233 million represents a decrease of $6 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing.
Depreciation expense totaling $368 million represents an increase of $31 million over the same period in the prior year due to the growth of our business.
Net loss was $55 million compared to net income of $89 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2021	December 31, 2020
Assets held for sale	$1,476	$57
Current assets	3,172	1,742
Equity-accounted investments	981	971
Property, plant and equipment, at fair value	44,280	44,590
Total assets	50,901	49,722
Liabilities directly associated with assets held for sale	808	14
Corporate borrowings	2,162	2,132
Non-recourse borrowings	16,813	15,947
Deferred income tax liabilities	5,161	5,515
Total liabilities and equity	50,901	49,722
	FX rates to USD
C$	1.26	1.27
	€0.85	0.82
R$	5.70	5.20
COP	3,737	3,432
Assets held for sale
Assets held for sale totaled $1.5 billion as at March 31, 2021 compared to $57 million as at December 31, 2020. The increase is entirely attributable to the classification of a 391 MW wind portfolio in the United States, a 656 MW operating and development wind portfolio in Ireland, and a 271 MW of development wind portfolio in Scotland as assets held for sale.
Property, plant and equipment
Property, plant and equipment totaled $44.3 billion as at March 31, 2021 compared to $44.6 billion as at December 31, 2020. The $0.3 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar, which decreased property, plant and equipment by $1.0 billion and depreciation expense associated with property, plant and equipment of $368 million. During the first quarter, we transferred $1.5 billion of property, plant and equipment to assets held for sale relating to a 391 MW wind portfolio in the United States, a 656 MW operating and development wind portfolio in Ireland, and a 271 MW of development wind portfolio in Scotland. The decrease was partially offset by the acquisition of a 845 MW wind portfolio as well as a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, which increased property, plant and equipment by $2.3 billion in the aggregate. During the year, our continued investments in the development of power generating assets and our sustaining capital expenditure increased property, plant and equipment by $291 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $570 million funds placed on deposit with Brookfield Renewable as at March 31, 2021 (2020: $325 million). There was $1 million interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three months ended March 31, 2021 (2020: less than $1 million).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 18 – Related party transactions in the unaudited interim financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2021	2020
Revenues
Power purchase and revenue agreements	$61	$96
Direct operating costs
Energy purchases	$(2)	$—
Insurance services(1)	—	(6)
	$(2)	$(6)
Interest expense
Borrowings	$(1)	$(1)
Contract balance accretion	(5)	(4)
	$(6)	$(5)
Management service costs	$(81)	$(40)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were nil.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2021, to the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $20 million were declared during the three months ended March 31, 2021 (2020: $16 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and is not redeemable at the option of the holders. As at March 31, 2021, none of the Class A Preference Shares have been redeemed by BRP Equity.
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2021, none of the Preferred units have been redeemed by Brookfield Renewable.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2021 in connection with the normal course issuer bid.
Limited partners' equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
As at March 31, 2021, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three months ended March 31, 2021, Brookfield Renewable issued 41,810 LP units (2020: 58,767 LP units) under the distribution reinvestment plan at a total value of $2 million (2020: $1 million).
During the three months ended March 31, 2021, exchangeable shareholders of BEPC exchanged 3,609 BEPC exchangeable shares for less than $1 million LP units.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing approximately 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three months ended March 31, 2021 and 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	3,128	3,722	3,233	3,233	$205	$265	$141	$197	$104	$155	$4	$75
Brazil	1,152	1,227	988	988	52	61	48	47	39	41	23	25
Colombia	833	709	806	798	55	60	35	36	27	25	22	23
	5,113	5,658	5,027	5,019	312	386	224	280	170	221	49	123
Wind
North America	1,107	831	1,435	944	122	60	81	48	62	30	(24)	(10)
Europe	371	221	380	253	43	22	67	13	60	10	10	(11)
Brazil	126	68	126	126	7	4	4	3	2	1	(2)	(4)
Asia	112	90	100	100	7	6	6	5	4	3	1	(1)
	1,716	1,210	2,041	1,423	179	92	158	69	128	44	(15)	(26)
Solar	327	183	364	214	77	34	59	24	30	8	(22)	(18)
Energy transition(1)	219	113	170	61	70	33	46	21	33	17	7	13
Corporate	—	—	—	—	—	—	2	(3)	(119)	(73)	(152)	(72)
Total	7,375	7,164	7,602	6,717	$638	$545	$489	$391	$242	$217	$(133)	$20
(1)Actual generation includes 72 GWh (2020: 56 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	5,027	5,019
Generation (GWh) – actual	5,113	5,658
Revenue	$312	$386
Other income	13	$6
Direct operating costs	(101)	(112)
Adjusted EBITDA	224	280
Interest expense	(49)	(50)
Current income taxes	(5)	(9)
Funds From Operations	$170	$221
Depreciation	(85)	(84)
Deferred taxes and other	(36)	(14)
Net income	$49	$123
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	2,497	3,064	$61	$70	$98	$158	$73	$129	$5	$67
Canada	631	658	84	75	43	39	31	26	(1)	8
	3,128	3,722	66	71	141	197	104	155	4	75
Brazil	1,152	1,227	45	50	48	47	39	41	23	25
Colombia	833	709	66	84	35	36	27	25	22	23
Total	5,113	5,658	$61	$68	$224	$280	$170	$221	$49	$123
North America
Funds From Operations at our North American business were $104 million versus $155 million in the prior year as strong asset availability and higher average revenue per MWh in Canada due to the benefit of inflation indexation were more than offset by above average generation in the prior year that was 15% above long-term average, which was concentrated in high price markets.
Net income attributable to Unitholders decreased by $71 million from the same period in the prior year primarily due to the above noted decrease in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $39 million versus $41 million in the prior year. On a local currency basis, Funds From Operations increased 17% versus the prior year primarily due to cost saving initiatives and higher average revenue per MWh which benefited from inflation indexation and re-contracting initiatives, partially offset by generation that was above long-term average but below prior year. The increase was more than offset by the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders decreased $2 million from the same period in the prior year driven by the above noted decrease in Funds From Operations.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Colombia
Funds From Operations at our Colombian business were $27 million versus $25 million in the prior year as we benefited from growth, cost saving initiatives and higher generation that was 3% above long-term average which were partially offset by lower average revenue per MWh as the positive impacts from inflation indexation and re-contracting initiatives were offset by lower market prices realized on our uncontracted generation compared to prior year when market prices were exceptionally high due to unseasonably low system-wide hydrology (69% of long-term average).
Net income attributable to Unitholders was in line with the same period in the prior year.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	2,041	1,423
Generation (GWh) – actual	1,716	1,210
Revenue	$179	$92
Other income	43	2
Direct operating costs	(64)	(25)
Adjusted EBITDA	158	69
Interest expense	(29)	(25)
Current income taxes	(1)	—
Funds From Operations	128	44
Depreciation	(87)	(61)
Deferred taxes and other	(56)	(9)
Net (loss) income	$(15)	$(26)
The following table presents our proportionate results by geography for wind operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States(1)	775	492	$117	$60	$55	$20	$42	$10	$(22)	$(16)
Canada	332	339	93	89	26	28	20	20	(2)	6
	1,107	831	110	72	81	48	62	30	(24)	(10)
Europe	371	221	116	100	67	13	60	10	10	(11)
Brazil	126	68	56	64	4	3	2	1	(2)	(4)
Asia	112	90	63	68	6	5	4	3	1	(1)
Total	1,716	1,210	$104	$76	$158	$69	$128	$44	$(15)	$(26)
(1)Average revenue per MWh adjusted to exclude the impact of the Texas weather event in February 2021 was $74 per MWh.
North America
Funds From Operations at our North American business were $62 million versus $30 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and the acquisition of an 845 MW operating and fully contracted wind portfolio in the United States, net of asset sales ($11 million and 410 GWh). On a same store basis, the portfolio benefited from higher average revenue per MWh due to generation mix and positive commercial and hedging initiatives which was partially offset by weaker resource.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Net loss attributable to Unitholders increased by $14 million from the same period in the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation as a result of the growth in our business and unrealized losses on our commodity hedging activities.
Europe
Funds From Operations at our European business were $60 million versus $10 million in the prior year due to growth from our increased ownership in TerraForm Power, net of asset sales ($7 million and 112 GWh) and a $37 million gain on the sale of certain development assets in Scotland. On a same store basis, Funds From Operations were higher than the prior year due to the benefit of stronger resources and higher average revenue per MWh due to inflation indexation of our contracts.
Net income attributable to Unitholders was $10 million versus a net loss of $11 million in the prior year primarily due to the above noted increase in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $2 million versus $1 million in the prior year due to stronger resource and higher average revenue per MWh that benefited from inflation indexation of our contracts.
Net loss attributable to Unitholders decreased by $2 million from the same period in the prior year due to the above noted increase in Funds From Operations.
Asia
Funds From Operations at our Asian business were $4 million versus $3 million in the prior year primarily due to stronger resources (12% above long-term average).
Net income attributable to Unitholders was $1 million versus a net loss of $1 million in the prior year primarily due to the above noted increase in Funds From Operations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	364	214
Generation (GWh) – actual	327	183
Revenue	$77	$34
Other income	6	1
Direct operating costs	(24)	(11)
Adjusted EBITDA	59	24
Interest expense	(29)	(16)
Current income taxes	—	—
Funds From Operations	$30	$8
Depreciation	(44)	(19)
Deferred taxes and other	(8)	(7)
Net (loss)	$(22)	$(18)
Funds From Operations at our solar business were $30 million versus $8 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power and other acquisitions, net of asset sales in South Africa and Thailand ($14 million and 149 GWh).
Net loss attributable to Unitholders at our solar business increased by $4 million from the same period in the prior year as the above noted increase to Funds From Operations was more than offset by non-cash depreciation as a result of the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – LTA	170	61
Generation (GWh) – actual	219	113
Revenue	$70	$33
Other income	3	1
Direct operating costs	(27)	(13)
Adjusted EBITDA	46	21
Interest expense	(13)	(4)
Other	—	—
Funds From Operations	$33	$17
Depreciation	(20)	(5)
Deferred taxes and other	(6)	1
Net income	$7	$13
Funds From Operations at our energy transition business were $33 million versus $17 million in the prior year due to the growth of our distributed generation portfolio and other acquisitions ($15 million and 78 GWh).
Net income attributable to Unitholders decreased by $6 million from the same period in the prior year as the above noted increase to Funds From Operations was more than offset primarily by non-cash depreciation as a result of the growth of our business.
CORPORATE
The following table presents our results for corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Other income	$9	$2
Direct operating costs	(7)	(5)
Adjusted EBITDA	2	(3)
Management service costs	(81)	(33)
Interest expense	(19)	(18)
Current income taxes	—	—
Distributions on Preferred LP units and shares	(21)	(19)
Funds From Operations	$(119)	$(73)
Deferred taxes and other	(33)	1
Net loss	$(152)	$(72)
Management service costs totaling $81 million increased $48 million compared to the same period in the prior year due to the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$205	$52	$55	$122	$43	$7	$7	$77	$70	$—	$638	$(39)	$421	$1,020
Other income	5	8	—	1	42	—	—	6	3	9	74	(2)	(45)	27
Direct operating costs	(69)	(12)	(20)	(42)	(18)	(3)	(1)	(24)	(27)	(7)	(223)	21	(189)	(391)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	20	10	30
Adjusted EBITDA	141	48	35	81	67	4	6	59	46	2	489	—	197
Management service costs	—	—	—	—	—	—	—	—	—	(81)	(81)	—	—	(81)
Interest expense	(36)	(7)	(6)	(19)	(6)	(2)	(2)	(29)	(13)	(19)	(139)	6	(100)	(233)
Current income taxes	(1)	(2)	(2)	—	(1)	—	—	—	—	—	(6)	—	(10)	(16)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(6)	(4)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Funds From Operations	104	39	27	62	60	2	4	30	33	(119)	242	—	—
Depreciation	(65)	(14)	(6)	(59)	(22)	(3)	(3)	(44)	(20)	(1)	(237)	13	(144)	(368)
Foreign exchange and financial instruments gain (loss)	(21)	(1)	3	(21)	4	(1)	—	10	—	27	—	—	48	48
Deferred income tax recovery (expense)	12	(1)	(2)	6	—	—	(1)	(3)	2	22	35	—	(2)	33
Other	(26)	—	—	(12)	(32)	—	1	(15)	(8)	(81)	(173)	2	72	(99)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	—	(15)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	26	26
Net income (loss) attributable to Unitholders(2)	$4	$23	$22	$(24)	$10	$(2)	$1	$(22)	$7	$(152)	$(133)	$—	$—	$(133)
(1)Share of earnings from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $57 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$265	$61	$60	$60	$22	$4	$6	$34	$33	$—	$545	$(21)	$525	$1,049
Other income	1	3	2	2	—	—	—	1	1	2	12	(3)	6	15
Direct operating costs	(69)	(17)	(26)	(14)	(9)	(1)	(1)	(11)	(13)	(5)	(166)	9	(169)	(326)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	15	8	23
Adjusted EBITDA	197	47	36	48	13	3	5	24	21	(3)	391	—	370
Management service costs	—	—	—	—	—	—	—	—	—	(33)	(33)	—	(7)	(40)
Interest expense	(39)	(4)	(7)	(18)	(3)	(2)	(2)	(16)	(4)	(18)	(113)	3	(129)	(239)
Current income taxes	(3)	(2)	(4)	—	—	—	—	—	—	—	(9)	1	(12)	(20)
Distributions attributable to:
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	(8)	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Funds From Operations	155	41	25	30	10	1	3	8	17	(73)	217	—	—
Depreciation	(58)	(20)	(6)	(42)	(12)	(4)	(3)	(19)	(5)	(1)	(170)	6	(173)	(337)
Foreign exchange and financial instruments gain (loss)	18	7	5	(2)	(10)	—	(3)	(2)	1	(13)	1	2	17	20
Deferred income tax recovery (expense)	(20)	1	(1)	(2)	1	—	—	(2)	—	17	(6)	—	(17)	(23)
Other	(20)	(4)	—	6	—	(1)	2	(3)	—	(2)	(22)	1	9	(12)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	164	164
Net income (loss) attributable to Unitholders(2)	$75	$25	$23	$(10)	$(11)	$(4)	$(1)	$(18)	$13	$(72)	$20	$—	$—	$20
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $50 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(66)	$2
General partnership interest in a holding subsidiary held by Brookfield	20	16
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(46)	2
Class A shares of Brookfield Renewable Corporation	(41)	—
Net income (loss) attributable to Unitholders	$(133)	$20
Depreciation	237	170
Foreign exchange and financial instruments loss	—	(1)
Deferred income tax recovery (expense)	(35)	6
Other	173	22
Funds From Operations	$242	$217
Distributions attributable to:
Preferred limited partners' equity	14	12
Preferred equity	7	7
Current income taxes	6	9
Interest expense	139	113
Management service costs	81	33
Proportionate Adjusted EBITDA	489	391
Attributable to non-controlling interests	197	370
Consolidated Adjusted EBITDA	$686	$761

The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	Three months ended March 31
	2021	2020
Basic income (loss) per LP unit(1)	$(0.24)	$0.01
Depreciation	0.37	0.29
Deferred income tax recovery (expense)	(0.05)	0.01
Other	0.30	0.06
Funds From Operations per Unit(2)	$0.38	$0.37
(1)During the three months ended March 31, 2021, on average there were 274.8 million LP units outstanding (2020: 268.5 million).
(2)Average units outstanding, for the three months ended March 31, 2021, were 645.5 million (2020: 583.7 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2021	2022	2023	2024	2025
Hydroelectric
North America
United States(1)	5,518	6,843	4,574	4,559	4,530
Canada	1,624	2,098	2,020	2,007	2,007
	7,142	8,941	6,594	6,566	6,537
Wind
North America
United States	2,440	3,215	3,240	2,742	2,733
Canada	984	1,358	1,358	1,358	1,358
	3,424	4,573	4,598	4,100	4,091
Europe	879	1,251	1,246	1,176	1,112
Asia	261	333	335	335	335
	4,564	6,157	6,179	5,611	5,538
Solar - Utility	1,561	1,909	1,945	1,952	1,944
Energy transition	717	873	871	867	863
Contracted on a proportionate basis	13,984	17,880	15,589	14,996	14,882
Uncontracted on a proportionate basis	2,448	4,246	6,537	7,130	7,244
Long-term average on a proportionate basis	16,432	22,126	22,126	22,126	22,126
Non-controlling interests	11,904	16,027	16,027	16,027	16,027
Total long-term average	28,336	38,153	38,153	38,153	38,153
Contracted generation as a % of total generation on a proportionate basis	85%	81%	70%	68%	67%
Price per MWh – total generation on a proportionate basis	$92	$93	$101	$104	$104
(1)Includes generation of 1,837 GWh for 2021 and 2,389 GWh for 2022 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 13 years in Europe, 9 years in Brazil, 3 years in Colombia, and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (40%), distribution companies (24%), industrial users (20%) and Brookfield (16%).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)(2)	—	3	—	3
Debt
Medium term notes(3)	2,169	2,140	2,169	2,140
Non-recourse borrowings(4)	—	—	16,768	16,006
	2,169	2,140	18,937	18,146
Deferred income tax liabilities, net(5)	—	—	4,974	5,310
Equity
Non-controlling interest	—	—	11,604	11,100
Preferred equity	617	609	617	609
Preferred limited partners' equity	1,028	1,028	1,028	1,028
Unitholders' equity	8,185	9,030	8,185	9,030
Total capitalization	$11,999	$12,807	$45,345	$45,223
Debt-to-total capitalization	18%	17%	42%	40%
Debt-to-total capitalization (market value)(6)	7%	6%	29%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1,975 million corporate credit facilities with a weighted average maturity of five years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings includes $253 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $104 million (2020: $122 million) of deferred financing fees and $149 million (2020: $63 million) of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
(6)Based on market values of Preferred equity, Preferred limited partners’ equity and Unitholders’ equity.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	March 31, 2021	December 31, 2020
Brookfield Renewable's share of cash and cash equivalents	$250	$291
Investments in marketable securities	164	183
Corporate credit facilities
Authorized credit facilities(1)	2,375	2,150
Draws on credit facilities	—	—
Authorized letter of credit facility	400	400
Issued letters of credit	(267)	(300)
Available portion of corporate credit facilities	2,508	2,250
Available portion of subsidiary credit facilities on a proportionate basis	454	546
Available liquidity	$3,376	$3,270
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2021			December 31, 2020
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	13	$2,169	3.9	14	$2,140
Credit facilities	N/A	5	—	N/A	4	—
Commercial paper(1)	N/A	N/A	—	0.4	<1	3
Proportionate non-recourse borrowings
Hydroelectric	4.6	8	4,041	4.6	9	4,123
Wind	3.6	9	2,633	3.9	10	2,540
Solar	3.2	12	2,565	3.3	13	2,534
Energy transition	3.7	10	1,191	4.0	11	864
	3.9	10	10,430	4.0	11	10,061
			12,599			12,204
Proportionate unamortized financing fees, net of unamortized premiums			(17)			(45)
			12,582			12,159
Equity-accounted borrowings			(358)			(332)
Non-controlling interests			6,751			6,255
As per IFRS Statements			$18,975			$18,082
(1)Our commercial paper program is supplemented by our $1,975 million corporate credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2021:

(MILLIONS)	Balance of 2021	2022	2023	2024	2025	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$318	$1,851	$2,169

Non-recourse borrowings
Credit facilities	69	253	125	69	—	—	516
Hydroelectric	—	214	460	80	454	1,727	2,935
Wind	—	—	141	—	—	617	758
Solar	—	—	221	—	5	498	724
Transition	63	46	54	—	152	151	466
	132	513	1,001	149	611	2,993	5,399
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	67	107	126	96	91	547	1,034
Wind	175	154	161	167	165	799	1,621
Solar	141	133	125	120	122	1,110	1,751
Transition	44	54	155	40	34	298	625
	427	448	567	423	412	2,754	5,031
Total	$559	$961	$1,568	$572	$1,341	$7,598	$12,599
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2021	2020
Cash flow provided by (used in):
Operating activities	$351	$459
Financing activities	1,375	(103)
Investing activities	(1,765)	(140)
Foreign exchange gain (loss) on cash	(11)	(15)
(Decrease) Increase in cash and cash equivalents	$(50)	$201
Operating Activities
Cash flows provided by operating activities for the three months ended March 31, 2021 totaled $351 million compared to $459 million in 2020, reflecting strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2021	2020
Trade receivables and other current assets	$(92)	$15
Accounts payable and accrued liabilities	43	(17)
Other assets and liabilities	93	(1)
	$44	$(3)
Financing Activities
Cash flows provided by financing activities totaled $1,375 million for the three months ended March 31, 2021. Our disciplined and investment grade approach to financing our increased investment activity as discussed below allowed us to raise $683 million of up-financing proceeds from non-recourse borrowings.
Distributions paid during the three months ended March 31, 2021 to Unitholders were $216 million (2020: $182 million). We increased our distributions to $1.215 per LP unit in 2021 on an annualized basis (2020: $1.16), representing a 5% increase per LP unit, which took effect in the first quarter of 2021. The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $139 million (2020: $152 million). Our non-controlling interest also contributed capital of $814 million.
Cash flows used in financing activities totaled $103 million for the three months ended March 31, 2020 as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States were offset by repayments of borrowings, including affiliate credit facilities that were drawn to fund recent investments, and the distributions noted above.
Investing Activities
Cash flows used in investing activities totaled $1,765 million for the three months ended March 31, 2021. During the quarter, we invested $1,472 million into growth, including an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar developments projects in Brazil, the purchase of two 20 MW hydroelectric assets in Colombia and the continuing initiative to repower existing wind power projects, was $289 million.
Cash flows used in investing activities totaled $140 million for the three months ended March 31, 2020. During the quarter, we invested $183 million into growth, primarily driven by the acquisition of 100 MW solar portfolio in Spain, 47 MW of operating solar capacity in India, 278 MW of development solar assets in Brazil and into the continued investments

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

in the development of our other power generating assets and sustaining capital expenditures. These activities were partially offset by the sale of our three solar facilities in Thailand for proceeds of $94 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

	March 31, 2021	December 31, 2020
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	52,885,496	44,885,496
Issuance	—	8,000,000
Balance, end of period	52,885,496	52,885,496
GP interest(3)	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,202,198	172,180,417
LP units
Balance, beginning of year	274,837,890	268,466,704
Issued pursuant to merger with TerraForm Power	—	6,051,704
Distribution reinvestment plan	41,810	182,965
Exchanged for BEPC class A exchangeable shares	3,609	136,517
Balance, end of period	274,883,309	274,837,890
Total LP units on a fully-exchanged basis(3)	641,573,446	641,506,246
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended March 31
	Declared		Paid
(MILLIONS)	2021	2020	2021	2020
Class A Preference Shares	$7	$7	$7	$7
Class A Preferred LP units	14	12	14	11
Participating non-controlling interests – in operating subsidiaries	118	134	118	134
GP interest and incentive distributions	21	17	21	16
Redeemable/Exchangeable partnership units	59	72	59	71
BEPC Exchangeable shares	52	—	52	—
LP units	84	99	84	95

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

CONTRACTUAL OBLIGATIONS
Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued perpetual subordinated notes at a fixed rate of 4.625%. These notes are fully and unconditionally guaranteed, on a subordinated basis, as to payments of principal, premium (if any) and interest and certain other amounts by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2021	2020
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	98	54
Net income	105	33
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2021 and 2020 were $1,020 million and $1,049 million.

(MILLIONS)	March 31, 2021	December 31, 2020
Current assets(1)	$527	$582
Total assets(2)(3)	2,078	1,958
Current liabilities(4)	6,978	6,544
Total liabilities(5)	7,082	6,758
(1)Amount due from non-guarantor subsidiaries was $515 million (2020: $567 million).
(2)Brookfield Renewable's total assets as at March 31, 2021 and December 31, 2020 were $50,901 million and $49,722 million.
(3)Amount due from non-guarantor subsidiaries was $1,980 million (2020: $1,856 million).
(4)Amount due to non-guarantor subsidiaries was $6,226 million (2020: $6,048 million).
(5)Amount due to non-guarantor subsidiaries was $6,227 million (2020: $6,049 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2021, letters of credit issued amounted to $817 million (2020: $716 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. Subsequent to the quarter, TerraForm Power reached a final settlement with the plaintiffs and the surety bond was fully and unconditionally

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

released. See Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements for further details.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2021	2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	14,099	14,333	13,446	15,527	14,151	13,850	12,332	14,252
Total Generation (GWh) – actual	13,828	13,247	12,007	13,264	14,264	12,465	11,089	14,881
Proportionate Generation (GWh) – LTA	7,602	7,354	6,618	7,309	6,717	6,561	5,821	7,109
Proportionate Generation (GWh) – actual	7,375	6,583	5,753	6,552	7,164	5,977	5,213	7,602
Revenues	$1,020	$952	$867	$942	$1,049	$965	$897	$1,051
Net income (loss) to Unitholders	(133)	(120)	(162)	(42)	20	(74)	(58)	21
Basic and diluted income (loss) per LP unit	(0.24)	(0.22)	(0.29)	(0.11)	0.01	(0.15)	(0.12)	0.02
Consolidated Adjusted EBITDA	686	717	611	673	761	727	649	770
Proportionate Adjusted EBITDA	489	456	371	396	391	348	301	400
Funds From Operations	242	201	157	232	217	171	133	230
Funds From Operations per Unit	0.38	0.31	0.25	0.40	0.37	0.29	0.23	0.39
Distribution per LP Unit	0.30	0.29	0.29	0.29	0.29	0.275	0.275	0.275

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable issued $350 million of green perpetual subordinated notes at a fixed rate of 4.625%.
Subsequent to the quarter, we, together with our institutional partners, entered into binding agreements for the sale of our 656 MW operating and development wind portfolio in Ireland for proceeds of $355 million ($142 million net to Brookfield Renewable). The transaction is expected to close in 2021 and remain subject to customary closing conditions.
Subsequent to quarter-end, Brookfield Renewable entered into a binding agreement for the sale of its 100% interest in a 271 MW development wind portfolio in Scotland for proceeds of $100 million ($100 million net to Brookfield Renewable). The transaction is expected to close in 2021 and remain subject to customary closing conditions
Subsequent to the quarter, we, together with our institutional partners, entered into binding agreements for the sale of our 391 MW wind portfolio in the United States for total proceeds of approximately $365 million (approximately $161 million net to Brookfield Renewable). The transaction is expected to close in 2021 and remain subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable signed an agreement which gives the right to acquire a 450 MW shovel ready solar project in India for $70 million ($20 million net to Brookfield Renewable). The transaction is expected to close in 2021 and remain subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) –  Critical judgments in applying accounting policies – Common control transactions in our December 31, 2020 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partnership unit holders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, including the pending sales of our 391 MW wind portfolio in the United States and our 927 MW operating and development wind portfolio in Ireland and Scotland, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against nonperforming counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

identify sufficient investment opportunities and complete transactions, including the pending sales of our 391 MW wind portfolio in the United States and our 927 MW operating and development wind portfolio in Ireland and Scotland; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP units, preferred limited partnership units or securities exchangeable for LP units, including BEPC’s Shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the BEP units; and the redemption of exchangeable shares by BEPC at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	13	$358	$431
Restricted cash	14	279	208
Trade receivables and other current assets	15	946	928
Financial instrument assets	4	69	62
Due from related parties	18	44	56
Assets held for sale	3	1,476	57
		3,172	1,742
Financial instrument assets	4	394	407
Equity-accounted investments	12	981	971
Property, plant and equipment, at fair value	7	44,280	44,590
Intangible assets		227	232
Goodwill	2	1,010	970
Deferred income tax assets	6	187	205
Other long-term assets		650	605
Total Assets		$50,901	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$585	$625
Financial instrument liabilities	4	263	283
Due to related parties	18	753	506
Corporate borrowings	8	—	3
Non-recourse borrowings	8	1,182	1,026
Provisions		348	304
Liabilities directly associated with assets held for sale	3	808	14
		3,939	2,761
Financial instrument liabilities	4	523	668
Corporate borrowings	8	2,162	2,132
Non-recourse borrowings	8	15,631	14,921
Deferred income tax liabilities	6	5,161	5,515
Provisions		782	712
Other long-term liabilities		1,269	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	11,604	11,100
General partnership interest in a holding subsidiary held by Brookfield	9	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,466	2,721
Class A shares of Brookfield Renewable Corporation	9	2,184	2,408
Preferred equity	9	617	609
Preferred limited partners' equity	10	1,028	1,028
Limited partners' equity	11	3,485	3,845
Total Equity		21,434	21,767
Total Liabilities and Equity		$50,901	$49,722
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended March 31
	Notes	2021	2020
Revenues	18	$1,020	$1,049
Other income		27	15
Direct operating costs		(391)	(326)
Management service costs	18	(81)	(40)
Interest expense	8	(233)	(239)
Share of earnings from equity-accounted investments	12	5	2
Foreign exchange and financial instrument gain	4	48	20
Depreciation	7	(368)	(337)
Other		(99)	(12)
Income tax recovery (expense)
Current	6	(16)	(20)
Deferred	6	33	(23)
		17	(43)
Net income (loss)		$(55)	$89
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$57	$50
General partnership interest in a holding subsidiary held by Brookfield	9	20	16
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(46)	2
Class A shares of Brookfield Renewable Corporation	9	(41)	—
Preferred equity	9	7	7
Preferred limited partners' equity	10	14	12
Limited partners' equity	11	(66)	2
		$(55)	$89
Basic and diluted income (loss) per LP unit		$(0.24)	$0.01
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended March 31
	Notes	2021	2020
Net income (loss)		$(55)	$89
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	7	(272)	—
Actuarial loss on defined benefit plans		14	2
Deferred income taxes on above items		45	—
Unrealized (loss) gain on investments in equity securities		2	(10)
Equity-accounted investments		(2)	1
Total items that will not be reclassified to net income		(213)	(7)
Other comprehensive income (loss) that will be reclassified to net income
Foreign currency translation		(671)	(1,804)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	92	(20)
Gain on foreign exchange swaps net investment hedge	4	28	46
Reclassification adjustments for amounts recognized in net income	4	(52)	(19)
Deferred income taxes on above items		(12)	6
Equity-accounted investments	12	(3)	(14)
Total items that may be reclassified subsequently to net income		(618)	(1,805)
Other comprehensive income (loss)		(831)	(1,812)
Comprehensive loss		$(886)	$(1,723)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(415)	$(950)
General partnership interest in a holding subsidiary held by Brookfield	9	18	9
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(157)	(317)
Class A shares of Brookfield Renewable Corporation	9	(139)	—
Preferred equity	9	15	(39)
Preferred limited partners' equity	10	14	12
Limited partners' equity	11	(222)	(438)
		$(886)	$(1,723)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(66)	—	—	—	—	—	(66)	14	7	(41)	57	20	(46)	(55)
Other comprehensive income (loss)	—	(110)	(57)	2	8	1	(156)	—	8	(98)	(472)	(2)	(111)	(831)
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	—	814	—	—	814
Distributions or dividends declared	(84)	—	—	—	—	—	(84)	(14)	(7)	(52)	(118)	(21)	(59)	(355)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	2
Other	(61)	(4)	8	—	—	1	(56)	—	—	(33)	223	(3)	(39)	92
Change in period	(209)	(114)	(49)	2	8	2	(360)	—	8	(224)	504	(6)	(255)	(333)
Balance as at March 31, 2021	$(1,197)	$(834)	$5,546	$(4)	$(31)	$5	$3,485	$1,028	$617	$2,184	$11,604	$50	$2,466	$21,434

Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	20,480
Net income (loss)	2	—	—	—	—	—	2	12	7	—	50	16	2	89
Other comprehensive income (loss)	—	(430)	—	1	(6)	(5)	(440)	—	(46)	—	(1,000)	(7)	(319)	(1,812)
Preferred LP Units Issued	—	—	—	—	—	—	—	195	—		—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	8	—	—	8
Disposal	7	—	(7)	—	—	—	—	—	—	—	—	—	—	—
Distributions or dividends declared	(99)	—	—	—	—	—	(99)	(12)	(7)	—	(134)	(17)	(72)	(341)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	—	1
Other	8	7	5	—	(13)	(11)	(4)	—	—	—	(14)	—	(3)	(21)
Change in period	(81)	(423)	(2)	1	(19)	(16)	(540)	195	(46)	—	(1,090)	(8)	(392)	(1,881)
Balance, as at March 31, 2020	$(1,195)	$(1,123)	$6,420	$(8)	$(51)	$(4)	$4,039	$1,028	$551	$—	$9,996	$60	$2,925	$18,599
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended March 31
(MILLIONS)	Notes	2021	2020
Operating activities
Net income (loss)		$(55)	$89
Adjustments for the following non-cash items:
Depreciation	7	368	337
Unrealized foreign exchange and financial instruments loss (gain)	4	(27)	(20)
Share of earnings from equity-accounted investments	12	(5)	(2)
Deferred income tax (recovery) expense	6	(33)	23
Other non-cash items		14	15
Dividends received from equity-accounted investments	12	27	14
Changes in due to or from related parties		18	6
Net change in working capital balances		44	(3)
		351	459
Financing activities
Commercial paper and corporate credit facilities, net	8	(3)	38
Proceeds from non-recourse borrowings	8	1,037	615
Repayment of non-recourse borrowings	8	(354)	(617)
Repayment of lease liabilities		(9)	(9)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	814	16
Capital repaid to participating non-controlling interests – in operating subsidiaries		—	(7)
Issuance of preferred limited partners' units	10	—	195
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	9	(118)	(134)
To preferred shareholders	9	(7)	(7)
To preferred limited partners' unitholders	10	(14)	(11)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	8,10	(216)	(182)
Borrowings from related party	18	410	—
Repayments to related party	18	(165)	—
		1,375	(103)
Investing activities
Investment in equity-accounted investments		(44)	(12)
Acquisitions net of cash and cash equivalents in acquired entity		(1,428)	(106)
Investment in property, plant and equipment	7	(289)	(65)
Proceeds from disposal of assets	3	—	94
Purchases of financial assets	4	—	(36)
Proceeds from financial assets	4	46	35
Restricted cash and other		(50)	(50)
		(1,765)	(140)
Foreign exchange loss (gain) on cash		(11)	(15)
Cash and cash equivalents
(Decrease) Increase		(50)	201
Net change in cash classified within assets held for sale		(23)	(4)
Balance, beginning of period		431	352
Balance, end of period		$358	$549
Supplemental cash flow information:
Interest paid		$205	$201
Interest received		$12	$6
Income taxes paid		$11	$21
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2020 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2020 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 4, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Wind Portfolio
On March 24, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "U.S. Wind Portfolio") located in United States. The purchase price of this acquisition, including working capital and closing adjustments, was $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Wind Portfolio would have been $48 million for the three months ended March 31, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, alongside institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $16 million for the three months ended March 31, 2021.
The preliminary purchase price allocation, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	U.S. Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	29	26	55
Property, plant and equipment	1,587	751	2,338
Current liabilities	(11)	(7)	(18)
Current portion of non-recourse borrowings	(85)	(7)	(92)
Financial instruments	(18)	—	(18)
Non-recourse borrowings	(742)	(124)	(866)
Provisions	(35)	(52)	(87)
Other long-term liabilities	(31)	(21)	(52)
Fair value of net assets acquired	744	572	1,316
Goodwill	—	112	112
Purchase price	$744	$684	$1,428

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

3.  ASSETS HELD FOR SALE
As at March 31, 2021, assets held for sale within Brookfield Renewable's operating segments include wind and solar facilities in Europe, United States and Asia.
Subsequent to quarter-end, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 656 MW operating and development wind portfolio in Ireland ("Ireland Wind Portfolio") for proceeds of $355 million ($142 million net to Brookfield Renewable). Brookfield Renewable holds a 40% economic interest in each of the project entities within the Ireland Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to quarter-end, Brookfield Renewable entered into a binding agreement for the sale of its 100% interest in a 271 MW development wind portfolio in Scotland ("Scotland Wind Portfolio") for proceeds of $100 million ($100 million net to Brookfield Renewable). Brookfield Renewable holds a 100% economic interest in each of the project entities within the Scotland Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to quarter-end, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 391 MW wind portfolio in the United States ("U.S. Wind Portfolio) for proceeds of $365 million ($161 million net to Brookfield Renewable). A revaluation of the U.S. Wind Portfolio was performed in accordance with our accounting policy election to apply the revaluation method. Brookfield Renewable holds approximately 20% to 100% economic interest in each of the project entities within the U.S. Wind Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$27	$4
Restricted cash	13	1
Trade receivables and other current assets	77	1
Property, plant and equipment	1,321	51
Other long-term assets	38	—
Assets held for sale	$1,476	$57
Liabilities
Current liabilities	$52	$—
Long-term debt	637	4
Other long-term liabilities	119	10
Liabilities directly associated with assets held for sale	$808	$14

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2020 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2021				December 31, 2020
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$358	$—	$—	$358	$431
Restricted cash(1)	365	—	—	365	283
Financial instrument assets(2)
Energy derivative contracts	—	48	44	92	135
Interest rate swaps	—	19	—	19	—
Foreign exchange swaps	—	46	—	46	4
Investments in debt and equity securities(3)	—	37	96	133	175
Property, plant and equipment	—	—	44,280	44,280	44,590
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(47)	—	(47)	(33)
Interest rate swaps	—	(319)	—	(319)	(422)
Foreign exchange swaps	—	(66)	—	(66)	(94)
Tax equity	—	—	(354)	(354)	(402)
Contingent consideration(4)	—	—	—	—	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(2)	(2,333)	—	—	(2,333)	(2,448)
Non-recourse borrowing(2)	(2,409)	(15,712)	—	(18,121)	(17,991)
Total	$(4,019)	$(15,994)	$44,066	$24,053	$24,227
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)Excludes $173 million (2020: $155 million) of investments in debt securities that are measured at amortized cost.
(4)Amount relates to business combinations with obligations lapsing in 2022.
There were no transfers between levels during the three months ended March 31, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2021			December 31, 2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$92	$47	$45	$102
Interest rate swaps	19	319	(300)	(422)
Foreign exchange swaps	46	66	(20)	(90)
Investments in debt and equity securities	306	—	306	330
Tax equity	—	354	(354)	(402)
Total	463	786	(323)	(482)
Less: current portion	69	263	(194)	(221)
Long-term portion	$394	$523	$(129)	$(261)

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(41)	$17
Interest rate swaps	53	(25)
Foreign exchange swaps	59	72
Tax equity	14	1
Foreign exchange gain (loss)	(37)	(45)
	$48	$20

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$40	$37
Interest rate swaps	47	(57)
Foreign exchange swaps	5	—
	92	(20)
Foreign exchange swaps – net investment	28	46
Investments in debt and equity securities	2	(10)
	$122	$16
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive loss for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Energy derivative contracts	$(55)	$(24)
Interest rate swaps	3	5
	$(52)	$(19)

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$205	$52	$55	$122	$43	$7	$7	$77	$70	$—	$638	$(39)	$421	$1,020
Other income	5	8	—	1	42	—	—	6	3	9	74	(2)	(45)	27
Direct operating costs	(69)	(12)	(20)	(42)	(18)	(3)	(1)	(24)	(27)	(7)	(223)	21	(189)	(391)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	20	10	30
Adjusted EBITDA	141	48	35	81	67	4	6	59	46	2	489	—	197
Management service costs	—	—	—	—	—	—	—	—	—	(81)	(81)	—	—	(81)
Interest expense	(36)	(7)	(6)	(19)	(6)	(2)	(2)	(29)	(13)	(19)	(139)	6	(100)	(233)
Current income taxes	(1)	(2)	(2)	—	(1)	—	—	—	—	—	(6)	—	(10)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(6)	(4)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Funds From Operations	104	39	27	62	60	2	4	30	33	(119)	242	—	—
Depreciation	(65)	(14)	(6)	(59)	(22)	(3)	(3)	(44)	(20)	(1)	(237)	13	(144)	(368)
Foreign exchange and financial instrument gain (loss)	(21)	(1)	3	(21)	4	(1)	—	10	—	27	—	—	48	48
Deferred income tax expense	12	(1)	(2)	6	—	—	(1)	(3)	2	22	35	—	(2)	33
Other	(26)	—	—	(12)	(32)	—	1	(15)	(8)	(81)	(173)	2	72	(99)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	—	(15)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	26	26
Net income (loss) attributable to Unitholders(2)	$4	$23	$22	$(24)	$10	$(2)	$1	$(22)	$7	$(152)	$(133)	$—	$—	$(133)
(1)Share of earnings from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $57 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$265	$61	$60	$60	$22	$4	$6	$34	$33	$—	$545	$(21)	$525	$1,049
Other income	1	3	2	2	—	—	—	1	1	2	12	(3)	6	15
Direct operating costs	(69)	(17)	(26)	(14)	(9)	(1)	(1)	(11)	(13)	(5)	(166)	9	(169)	(326)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	15	8	23
Adjusted EBITDA	197	47	36	48	13	3	5	24	21	(3)	391	—	370
Management service costs	—	—	—	—	—	—	—	—	—	(33)	(33)	—	(7)	(40)
Interest expense	(39)	(4)	(7)	(18)	(3)	(2)	(2)	(16)	(4)	(18)	(113)	3	(129)	(239)
Current income taxes	(3)	(2)	(4)	—	—	—	—	—	—	—	(9)	1	(12)	(20)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	(8)	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Funds From Operations	155	41	25	30	10	1	3	8	17	(73)	217	—	—
Depreciation	(58)	(20)	(6)	(42)	(12)	(4)	(3)	(19)	(5)	(1)	(170)	6	(173)	(337)
Foreign exchange and financial instrument gain (loss)	18	7	5	(2)	(10)	—	(3)	(2)	1	(13)	1	2	17	20
Deferred income tax expense	(20)	1	(1)	(2)	1	—	—	(2)	—	17	(6)	—	(17)	(23)
Other	(20)	(4)	—	6	—	(1)	2	(3)	—	(2)	(22)	1	9	(12)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(9)	—	(9)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	164	164
Net income (loss) attributable to Unitholders(2)	$75	$25	$23	$(10)	$(11)	$(4)	$(1)	$(18)	$13	$(72)	$20	$—	$—	$20
(1)Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $50 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, BEPC exchange shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at March 31, 2021
Cash and cash equivalents	$37	$5	$8	$25	$43	$1	$4	$85	$40	$2	$250	$(32)	$140	$358
Property, plant and equipment	12,861	1,403	1,823	3,190	921	247	177	3,456	2,051	—	26,129	(991)	19,142	44,280
Total assets	13,565	1,591	2,053	3,906	1,353	262	276	3,845	2,304	55	29,210	(435)	22,126	50,901
Total borrowings	3,390	230	421	1,912	532	65	124	2,565	1,191	2,169	12,599	(358)	6,734	18,975
Other liabilities	3,198	133	509	971	347	7	22	449	100	1,047	6,783	(77)	3,786	10,492
For the three months ended March 31, 2021:
Additions to property, plant and equipment	26	15	29	23	62	—	—	21	15	1	192	(1)	100	291
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the three months ended March 31, 2020:
Additions to property, plant and equipment	12	8	1	9	2	—	—	21	2	1	56	(17)	58	97

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2021	2020
Hydroelectric
North America	$271	$338
Brazil	56	72
Colombia	227	247
	554	657
Wind
North America	178	125
Europe	68	66
Brazil	17	13
Asia	29	22
	292	226
Solar	123	112
Energy transition	51	54
Total	$1,020	$1,049
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2021	December 31, 2020
United States	$24,015	$22,955
Colombia	7,577	8,150
Canada	4,890	4,880
Brazil	3,100	3,308
Europe	4,837	5,417
Asia	842	851
	$45,261	$45,561
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 24% for the three months ended March 31, 2021 (2020: 33%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2020	$28,418	$9,010	$7,012	$150	$44,590
Additions	140	62	77	12	291
Acquisitions through business combinations	—	1,587	751	—	2,338
Transfer to assets held for sale	—	(1,271)	—	—	(1,271)
Items recognized through OCI
Change in fair value	—	(272)	—	—	(272)
Foreign currency translation	(752)	(125)	(138)	(13)	(1,028)
Items recognized through net income
Depreciation	(135)	(147)	(83)	(3)	(368)
As at March 31, 2021(3)	$27,671	$8,844	$7,619	$146	$44,280
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $652 million (2020: $598 million).
(3)Includes right-of-use assets not subject to revaluation of $75 million (2020: $74 million) in the hydroelectric segment, $181 million (2020: $185 million) in the wind segment, $187 million (2020: $152 million) in the solar segment, and $2 million (2020: $3 million) in other.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2021				December 31, 2020
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	4	$—	$—
Commercial paper	N/A	N/A	—	—	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	16	119	150	5.8	16	118	160
Series 9 (C$400)	3.8	4	318	345	3.8	4	314	348
Series 10 (C$500)	3.6	6	399	433	3.6	6	392	441
Series 11 (C$475)	4.3	8	378	428	4.3	8	373	442
Series 12 (C$475)	3.4	9	378	403	3.4	9	373	420
Series 13 (C$300)	4.3	29	239	261	4.3	29	236	287
Series 14 (C$425)	3.3	29	338	313	3.3	30	334	347
	3.9	13	2,169	2,333	3.9	14	2,140	2,445
Total corporate borrowings			2,169	$2,333			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			—				(3)
			$2,162				$2,132
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities
Brookfield Renewable had no commercial paper outstanding as at March 31, 2021 (2020: $3 million). The commercial paper program is supplemented by our $1,975 million corporate credit facilities.
In the first quarter of 2021, Brookfield Renewable extended the maturity of the sustainability-linked corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	March 31, 2021	December 31, 2020
Authorized corporate credit facilities(1)	$2,375	$2,150
Authorized letter of credit facility	400	400
Issued letters of credit	(267)	(300)
Available portion of corporate credit facilities	$2,508	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at March 31, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	4.8	8	$6,916	$7,435	4.8	9	$6,989	$7,853
Wind	4.0	9	4,542	4,869	4.3	10	4,324	4,785
Solar	3.5	11	3,706	4,150	3.6	12	3,684	4,247
Energy transition	3.2	9	1,604	1,667	3.8	11	1,009	1,106
Total	4.1	9	$16,768	$18,121	4.3	10	$16,006	$17,991
Add: Unamortized premiums(2)			149				63
Less: Unamortized financing fees(2)			(104)				(122)
Less: Current portion			(1,182)				(1,026)
			$15,631				$14,921
(1)Includes $253 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling £40 million ($55 million) associated with a wind development project in Europe that is currently classified as held for sale. The debt bears interest at a fixed rate of 2.87% and matures in 2037.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2021	December 31, 2020
Participating non-controlling interests – in operating subsidiaries	$11,604	$11,100
General partnership interest in a holding subsidiary held by Brookfield	50	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,466	2,721
Class A exchangeable shares of Brookfield Renewable Corporation	2,184	2,408
Preferred equity	617	609
	$16,921	$16,894

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$682	$11,100
Net income (loss)	(1)	4	(24)	6	8	6	47	—	11	57
Other comprehensive income (loss)	(91)	(35)	(128)	(8)	5	—	(219)	(1)	5	(472)
Capital contributions	—	—	—	814	—	—	—	—	—	814
Distributions	(3)	(5)	(66)	(3)	(9)	—	(28)	—	(4)	(118)
Other	—	1	(7)	1	209	—	—	—	19	223
As at March 31, 2021	$907	$1,959	$3,398	$1,220	$840	$103	$2,451	$13	$713	$11,604
Interests held by third parties	75% - 80%	43% - 60%	23% - 71%	75%	50%	25%	53%	0.3%	20% - 50%

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.2000 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit, the incentive distribution is equal to 25% of distributions above this threshold.
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three months ended March 31, 2021, exchangeable shareholders of BEPC exchanged 3,609 BEPC exchangeable shares for less than $1 million LP units. No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at March 31, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,202,198 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2021. During the year ended December 31, 2020, there were no LP units repurchased.
Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	20	16
	21	17
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	59	72
BEPC exchangeable shares held by
Brookfield	12	—
External shareholders	40	—
Total BEPC exchangeable shares	52	—
	$132	$89

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2021	2020	March 31, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.36	April 2025	$1	$1	$136	$134
Series 2 (C$113)(1)	3.11	2.74	April 2025	1	1	62	62
Series 3 (C$249)	9.96	4.40	July 2024	2	2	198	195
Series 5 (C$103)	4.11	5.00	April 2018	1	1	82	81
Series 6 (C$175)	7.00	5.00	July 2018	2	2	139	137
	31.03			$7	$7	$617	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2021, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2021.
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2021	2020	March 31, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	2	2	128	128
Series 9 (C$200)	8.00	5.75	July 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	April 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	April 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	April 2024	2	2	126	126
Series 17 ($200)	8.00	5.25	March 2025	3	1	195	195
	52.89			$14	$12	$1,028	$1,028
As at March 31, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2021.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at March 31, 2021, 274,883,309 LP units were outstanding (December 31, 2020: 274,837,890 LP units) including 68,749,416 LP units (December 31, 2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2021, 41,810 LP units (2020: 58,767 LP units) were issued under the distribution reinvestment plan at a total cost of $2 million (2020: $1 million).
During the three months ended March 31, 2021, exchangeable shareholders of BEPC exchanged 3,609 (2020: nil) exchangeable shares for less than $1 million (2020: nil) LP units.
As at March 31, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at March 31, 2021.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2021.
Distributions
The composition of the limited partners' equity distributions for the three months ended March 31 is presented in the following table:

	Three months ended March 31
(MILLIONS)	2021	2020
Brookfield	$21	$31
External LP Unitholders	63	68
	$84	$99
In February 2021, Unitholder distributions were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which took effect with the distribution payable in March 2021.
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2021:

(MILLIONS)	March 31, 2021
Balance, beginning of year	$971
Investment	44
Share of net income	5
Share of other comprehensive income	(5)
Dividends received	(27)
Foreign exchange translation and other	(7)
Balance, end of year	$981
During the quarter, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, holds a 75% interest in the company.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Cash	$346	$422
Short-term deposits	12	9
	$358	$431
14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operations	$188	$129
Credit obligations	151	119
Capital expenditures and development projects	26	35
Total	365	283
Less: non-current	(86)	(75)
Current	$279	$208
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Trade receivables	$564	$614
Prepaids and other	126	64
Inventory	32	26
Income tax receivable	15	15
Other short-term receivables	158	163
Current portion of contract asset	51	46
	$946	$928
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2021	December 31, 2020
Operating accrued liabilities	$215	$270
Accounts payable	135	127
Interest payable on borrowings	110	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable and exchange shares dividends(1)	53	46
Current portion of lease liabilities	33	33
Other	39	43
	$585	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW solar development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. Subsequent to the quarter, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest, and was paid by TerraForm Power. Brookfield Renewable has recognized a corresponding provision on its consolidated statement of financial position. Following this settlement, TerraForm Power commenced activities to pursue a recovery of all or a partial amount of the settlement. A partially-owned subsidiary of the Brookfield Renewable and shareholder of TerraForm Power is contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation, which will result in an immaterial dilution of Brookfield Renewable’s interest in TerraForm Power.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2021	December 31, 2020
Brookfield Renewable along with institutional investors	$47	$46
Brookfield Renewable's subsidiaries	770	670
	$817	$716
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $570 million funds placed on deposit with Brookfield Renewable as at March 31, 2021 (2020: $325 million). There was $1 million interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three months ended March 31, 2021 (2020: less than $1 million).
Contract Amendments
During the quarter, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or terminations of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income (loss):

	Three months ended March 31
(MILLIONS)	2021	2020
Revenues
Power purchase and revenue agreements	$61	$96
Direct operating costs
Energy purchases	$(2)	$—
Insurance services(1)	—	(6)
	$(2)	$(6)
Interest expense
Borrowings	$(1)	$(1)
Contract balance accretion	$(5)	$(4)
	$(6)	$(5)
Management service costs	$(81)	$(40)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Beginning in 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were nil.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

19.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2021
Current assets	$45	$422	$2,196	$514	$3,274	$(3,279)	$3,172
Long-term assets	4,520	260	5	30,056	47,648	(34,760)	47,729
Current liabilities	41	7	33	6,968	3,279	(6,389)	3,939
Long-term liabilities	—	—	2,162	104	23,262	—	25,528
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,604	—	11,604
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,466	—	—	2,466
BEPC exchangeable shares	—	—	—	—	2,184	—	2,184
Preferred equity	—	617	—	—	—	—	617
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2020
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended March 31, 2021
Revenues	$—	$—	$—	$—	$1,020	$—	$1,020
Net income (loss)	(52)	—	(1)	(312)	136	174	(55)
Three months ended March 31, 2020
Revenues	$—	$—	$—	$—	$1,049	$—	$1,049
Net income (loss)	14	—	—	(63)	309	(171)	89
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
20. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable issued $350 million of green perpetual subordinated notes at a fixed rate of 4.625%.
Subsequent to the quarter, Brookfield Renewable signed an agreement which gives the right to acquire a 450 MW shovel ready solar project in India for $70 million ($20 million net to Brookfield Renewable). The transaction is expected to close in 2021 and remain subject to customary closing conditions.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2021

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN